July 18, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Jay Mumford
Peggy Fisher
Patrick Enumwaonye
Brian Cascio

Re:	Advanced Analogic Technologies Incorporated
Amendment No. 4 to
Registration Statement on Form S-1
File No. 333-123798

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (the “Company”), we file herewith via EDGAR one copy of Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”) marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Commission on June 21, 2005. In addition, we are providing via Express Delivery five paper copies of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement.

Please note that the Company has determined that it will implement a 1-for-2 reverse stock split of its outstanding capital stock prior to the effectiveness of the Registration Statement; therefore, all share and per share information in Amendment No. 4 has been adjusted to reflect this split. In addition, please note that the Company is using the prospectus contained in Amendment No. 4 as the basis for printed preliminary prospectuses, and that the Company currently expects to request that the effectiveness of the Registration Statement be accelerated to occur on or about August 3, 2005.

Please direct any questions or comments regarding this filing to the undersigned, Mark L. Reinstra or Gavin L. Zee of this office.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ ALEXANDER D. PHILLIPS

Alexander D. Phillips

Securities and Exchange Commission

July 18, 2005

cc:	Richard K. Williams

Brian R. McDonald

Ashok Chandran

Joseph Hollinger

Advanced Analogic Technologies Incorporated

William Salisbury

Morgan Stanley & Co. Incorporated

Chet Bozdog

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Charles C. McCabe

Piper Jaffray & Co.

Robert Flanagan

SG Cowen & Co., LLC

Mark Roberts

Thomas Weisel Partners LLC

Scott Angel

Deloitte & Touche LLP

Christopher L. Kaufman, Esq.

Andrew S. Williamson, Esq.

Latham & Watkins LLP

Mark L. Reinstra, Esq.

Gavin L. Zee, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.